# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sable Offshore Corp., CIK 0001831481
CUSIP: 78574H104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 845 TEXAS AVENUE, SUITE 2920, HOUSTON, Texas (TX), 77002
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000009631

## Reporting persons
- BANK OF NOVA SCOTIA: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 11,044,470; shared voting power 0; sole dispositive power 11,044,470; shared dispositive power 0; aggregate amount beneficially owned 11,044,470 (5.49% of the class)

## Item 1. Issuer
Name of issuer: Sable Offshore Corp.
Address of issuer's principal executive offices:
845 TEXAS AVENUE, SUITE 2920, HOUSTON, TEXAS
77002

## Item 2. Person Filing
Name of person filing: BANK OF NOVA SCOTIA
Address of principal business office or, if none, residence:
40 TEMPERANCE STREET
TORONTO, Ontario, Canada
M5H 0B4
Citizenship: BANK OF NOVA SCOTIA - CANADA (FEDERAL LEVEL)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: A parent holding company, in accordance with 13d-1(b)(1)(ii)(g)

## Item 4. Ownership
Amount beneficially owned: 11,044,470
Percent of class: 5.49
Sole power to vote or to direct the vote: BANK OF NOVA SCOTIA - 11,044,470
Shared power to vote or to direct the vote: BANK OF NOVA SCOTIA - 0
Sole power to dispose or to direct the disposition: BANK OF NOVA SCOTIA - 11,044,470
Shared power to dispose or to direct the disposition: BANK OF NOVA SCOTIA - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Bank of Nova Scotia is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- BANK OF NOVA SCOTIA: Raj Sachdeva, Vice-President, Head of GBM&T, Compliance Canada (10/16/2026)